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                              November 9, 2022

       Haijian He
       Chief Financial Officer
       Kingsoft Cloud Holdings Limited
       Building E, Xiaomi Science and Technology Park
       No. 33 Xierqi Middle Road
       Haidian District, Beijing, 100085
       People   s Republic of China

                                                        Re: Kingsoft Cloud
Holdings Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
September 20, 2022
                                                            File No. 001-39278

       Dear Haijian He:

              We have reviewed your September 20, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 6, 2022 letter.

       Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021

       Item 3 Key Information
       3.D. Risk Factors, page 1

   1. We note your response to prior comment 2; however, please specifically disclose here how recent statements
by China   s government, such as those related to the use of variable interest entities
(VIEs) and data security or anti-monopoly concerns, have or may impact
                                                        the company   s ability
to conduct its business, accept foreign investments, or list on a U.S.
                                                        or other foreign
exchange. Further, expressly disclose how all of these legal and operational risks
associated with being based in or having your operations primarily in
                                                        China could result in a
material change in your operations and/or the value of the
 Haijian He
FirstName  LastNameHaijian  He
Kingsoft Cloud  Holdings Limited
Comapany 9,
November   NameKingsoft
              2022        Cloud Holdings Limited
November
Page 2     9, 2022 Page 2
FirstName LastName
         securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
2. Revise your reference to primary beneficiary here and elsewhere throughout the filing to
         clarify that you are the    primary beneficiary    of the VIEs for
accounting purposes only.
3. We note your response to prior comment 5. Please also include this language in the summary of risk factors bullet points.
4. We note your response to prior comment 6. Please also include this language in the summary of risk factors bullet points. Additionally, please explain whether you relied on the opinion of counsel to determine that no permissions or approvals are required to operate your business or offer securities.
Condensed Consolidating Schedule, page 56

5. We note your response to comment 10 and your proposed disclosure. Please disaggregate your WFOEs in a separate column, even if they are not the primary beneficiaries. With regard to your income statement presentations, given that you receive revenue from the
         VIEs and VIE subsidiaries via service agreements, it is not clear to us why the balances in the line item "Contractual interests in VIEs and VIEs subsidiary" are materially higher than inter-company revenue. Please advise. Also, your proposed footnote
         (4) states that Contractual interests in VIEs and VIEs    subsidiaries
"represents the
         Company   s economic interests in the VIEs and VIEs    subsidiaries in
the same manner as
         an entity consolidated based on voting interests." Please revise to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the
         VIE. In regards to your balance sheet presentation, please disaggregate your line items labeled "Investments in subsidiaries" and "Amounts due from group companies" to make it is clear what portion relates to non-VIE subsidiaries and what portion relates to VIEs and VIEs' subsidiaries.

Notes to Consolidated Financial Statements
1. Organization and Basis of Presentation
Cash and cash equivalents, page F-21

6.       We note your response to comment 19 and your proposed disclosure.
However, the
         disclosure requested should be located in the area where cash is discussed, cash and cash equivalents section of your notes to the consolidated financial statements. Please revise accordingly. Also, your current disclosure states that cash is unrestricted as to withdrawal and use. This statement contradicts other disclosure. Please revise accordingly.
 Haijian He
Kingsoft Cloud Holdings Limited
November 9, 2022
Page 3


3. Concentration of Risks
Currency convertibility risk, page F-32

7. We note your response to comment 22 and your proposed disclosure. Please expand your disclosure to prominently state if your operating subsidiaries, which appear to hold your cash and cash equivalents in RBM, have ever converted the RMB to a foreign currency and if they plan do so in the future.
24. Condensed Financial Information of the Parent Company, page F-56

8.     We note your response to comment 26 and proposed disclosure. On the face of the
       balance sheet, please disaggregate your line items labeled "Investments in subsidiaries,"
       "Amounts due from group companies," and "Amounts due to group companies," to make it clear what portion relates to non-VIE subsidiaries and what portion relates to VIEs and
       VIEs' subsidiaries. Also, your proposed footnote (2) states that Contractual interests in
       VIEs and VIEs    subsidiaries "represent the Company   s economic
interests in the VIEs and
       VIEs    subsidiaries in the same manner as an entity consolidated based on voting
       interests." Please revise to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE.

General

9. We note the revisions proposed in response to prior comment 27; however, we re-issue
       this comment. Please revise your definition of    we,       us,
our company,    the
          Company,    and    our    to remove the VIE from this definition. In
this regard, when
       describing the activities and functions of the VIEs, your disclosure should refer to the
       VIEs.
        You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Mitchell Austin, Staff Attorney, at (202) 551-
3574 with any other questions.-



                                                            Sincerely,
FirstName LastNameHaijian He
                                                            Division of
Corporation Finance
Comapany NameKingsoft Cloud Holdings Limited
                                                            Office of
Technology
November 9, 2022 Page 3
cc:       Ran Li, Esq.
FirstName LastName